SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

04 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 04 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                               PROTHERICS PLC

                    NOTIFICATION OF INTERESTS OF DIRECTORS

London, UK; Brentwood, TN, US; 4 January 2007: Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that following completion of the Cash Placing, the
Placing and Open Offer, the Glenveigh Licence and the MacroMed Acquisition and
as a result of the Directors taking up all of their entitlements under the
Placing and Open Offer at a price of 65 pence per share, the following directors' holdings in Ordinary Shares have changed as set out below:

                             Number of Ordinary Shares   Number of Ordinary Shares     Percentage of issued
                              taken up under the Open     following the Open Offer         share capital
                                       Offer

S M Wallis                            62,965                      566,689                      0.17
A J Heath                             43,312                      389,810                      0.11
B M Riley                              3,752                       33,771                      0.01
J C Christie                           3,542                       31,885                      0.01
J R Brown                              2,500                       22,500                      0.01

Protherics current issued Ordinary Share capital is 338,976,174

Terms used in this announcement shall have the same meaning as those used in the
Company's prospectus dated 7 December 2006.

ENDS

For further information contact:

Protherics PLC

Barry Riley, CFO                                            +44 (0) 1928 518 000
Julie Vickers, Company Secretary                            +44 (0) 1928 518 010